UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 13, 2015: Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2014.

This report on Form 6-K, except for the paragraph beginning with  “Aristides Pittas, Chairman and CEO of Euroseas, commented:” and the two next succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-177014), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 27, 2011, as amended, and the Company’s Registration Statement  on Form F-3 (File No. 333-194922), initially filed with the Commission on March 31, 2014, as amended.

                                                                                                                                Exhibit 1

Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2014

Maroussi, Athens, Greece – February 13, 2015 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period and full year ended December 31, 2014.

Fourth Quarter 2014 Highlights:

•

Total net revenues of $11.5 million. Net loss of $7.0 million; net loss attributable to common shareholders (after a $0.4 million of dividend on Series B Preferred Shares) of $7.3 million or $0.13 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $3.8 million or $0.07 loss per share basic and diluted.

•

Adjusted EBITDA1 was 0.3 million.

•

An average of 15.00 vessels were owned and operated during the fourth quarter of 2014 earning an average time charter equivalent rate of $7,823 per day.

•

The Company declared and paid its fourth dividend of $0.4 million on its Series B Preferred Shares; the dividend was paid in-kind by issuing additional Series B preferred shares.

Full year 2014 Highlights:

•

Total net revenues of $40.6 million. Net loss of $17.9 million; net loss attributable to common shareholders (after a $1.4 million of dividend on Series B Preferred Shares) of $19.4 million or $0.35 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $15.8 million or $0.29 loss per share basic and diluted.

•

Adjusted EBITDA1 was $(0.5) million.

•

An average of 14.6 vessels were owned and operated during the twelve months of 2014 earning an average time charter equivalent rate of $7,534 per day.

Aristides Pittas, Chairman and CEO of Euroseas, commented: “Rates in the containership sector and particularly in the feeder size where we operate remained stable but at low levels during the fourth quarter of 2014. This being said, the trend for larger ships was positive especially for the Panamax and Post-Panamax classes and we expect to see higher rates trickling down to the feeder sector during 2015.

“The drybulk sector weakened further during the fourth quarter and the weakness continued into 2015 so far with the BDI standing close to its historical low levels. Looking forward, we expect a challenging and volatile drybulk market environment in 2015. Lower demand growth expectations and scheduled vessel deliveries could continue putting pressure on market rates. As our vessels are mainly employed through short term contracts and index linked charters, we should be able to make the most from an increase in freight rates when this materializes.

“At the same time, we are proceeding with the implementation of our fleet modernization and growth strategy through our newbuilding program. Additionally, falling asset value trends could create opportunities to either further invest in individual ships during 2015 or to grow the Company through larger and more sophisticated transactions by leveraging our experience and status as a listed Company.”

Tasos Aslidis, Chief Financial Officer of Euroseas, commented: “The operating results of the fourth quarter of 2014 reflect the continuing depressed state of the drybulk market which influenced the charter rates earned by our drybulk vessels. Additionally, increased operating and voyage expenses as compared to the fourth quarter of 2013 affected our results.  Our vessels earned on average about 1.2% per day per vessel less in the fourth quarter of 2014. Adjusted EBITDA during the fourth quarter of 2014 resulted in $0.3 million versus $(0.1) million in the fourth quarter of last year.

“Higher voyage expenses for the fourth quarter of 2014 were mainly due to employing one of our drybulk vessels on voyage charters under which we pay for such expenses as opposed to time charter contracts under which the charter pays.  Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, decreased approximately 5.7% during the fourth quarter of 2014 compared to the same quarter of last year, while for the full year 2014 the decrease was marginal over 2013.  Drydocking expenses expressed on a per vessel per day basis were lower by 48.4% for the full year 2014 and lower by 90.3% for the fourth quarter of 2014 as compared to the same periods in 2013, and were a function of the number of vessels undergoing drydocking in the respective periods. As always, we want to emphasize that cost control remains a key component of our strategy, especially at depressed markets like at present.

“We are also in the process of finalizing the financing of the 2nd Ultramax (Hull Number DY 161) vessel of our newbuilding program. Our first Kamsarmax (Hull Number YZJ 1116) due at the end of 2015, is already chartered for a four-year charter which should make its financing easier.

“As of December 31, 2014, our outstanding debt was $54.3 million versus restricted and unrestricted cash of approximately $33.4 million. Our scheduled debt repayments over the next 12 months amount to about $19.5 million which includes approximately $10.7 million of three balloon repayments which we are considering refinancing.  We complied with all our debt covenants as of December 31, 2014.”

Fourth Quarter 2014 Results:

For the fourth quarter of 2014, the Company reported total net revenues of $11.5 million representing a 19.4% increase over total net revenues of $9.7 million during the fourth quarter of 2013. The Company reported a net loss for the period of $7.0 million and a net loss attributable to common shareholders of $7.3 million, as compared to a net loss of $86.1 million for the fourth quarter of 2013. The results for the fourth quarter of 2014 include a $0.05 million net unrealized gain on derivatives, a $0.08 million net realized loss on derivatives and a $3.5 million impairment loss on a vessel as compared to $0.1 million net unrealized gain on derivatives, a $78.2 million impairment loss on vessels (or $1.71 loss per share, basic and diluted) and a $0.2 million net realized loss on derivatives for the same period of 2013.

Depreciation expenses for the fourth quarter of 2014 were $3.2 million, compared to the $7.4 million for the same period of 2013 mainly due to the lower book values of the Company's containerships as a result of an impairment charge in the fourth quarter of 2013. On average, 15.00 vessels were owned and operated during the fourth quarter of 2014 earning an average time charter equivalent rate of $7,823 per day compared to 14.00 vessels in the same period of 2013 earning an average time charter equivalent rate of $7,923 per day.

Adjusted EBITDA for the fourth quarter of 2014 was $0.3 million increasing from the $(0.1) million achieved during the fourth quarter of 2013. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for the fourth quarter of 2014 was $0.13 calculated on 57,219,248 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $1.89 for the fourth quarter of 2013, calculated on 45,617,130 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders, for the quarter of the net unrealized gain on derivatives, the net realized loss on derivatives and impairment loss on a vessel in the fourth quarter of 2014, the adjusted net loss per share attributable to common shareholders for the quarter ended December 31, 2014 would have been $0.07 per share basic and diluted compared to net loss of $0.17 per share basic and diluted for the quarter ended December 31, 2013. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2014 Results:

For the full year of 2014, the Company reported total net revenues of $40.6 million representing a 3.8% increase over total net revenues of $39.2 million during the twelve months of 2013. The Company reported a net loss for the period of $17.9 million, net loss attributable to common shareholders of $19.4 million, as compared to a net loss of $103.4 million for the twelve months of 2013. The results for the twelve months of 2014 include a $0.7 million net unrealized gain on derivatives, a $0.8 million net realized loss on derivatives and a $3.5 million impairment loss on a vessel, as compared to a $1.4 million net unrealized gain on derivatives, a $1.6 million net realized loss on derivatives, a $78.2 million impairment loss (or $1.72 loss per share, basic and diluted) and a $1.9 million net loss on sale of vessels for the same period of 2013.

Depreciation expenses for 2014 were $12.1 million compared to $20.0 million during the same period of 2013 mainly due to the lower book values of the Company's containerships as a result of an impairment charge in the fourth quarter of 2013. On average, 14.60 vessels were owned and operated during 2014 earning an average time charter equivalent rate of $7,534 per day compared to 14.56 vessels in the same period of 2013 earning on average $7,945 per day.

Adjusted EBITDA for 2014 was $(0.5) million increasing from the $(1.7) million achieved during the twelve months of 2013. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Excluding the effect, on the loss attributable to common shareholders of the net unrealized gain on derivatives, net realized loss on derivatives and the impairment loss on a vessel, the adjusted net loss per share attributable to common shareholders for 2014 would have been $0.29 compared to a loss of $0.51 per share basic and diluted for 2013. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile, as of February the 13th is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EIRINI P	Panamax	76,466		2004	TC ‘til Nov-15	Hire 103% of Average BPI 4TC
PANTELIS	Panamax	74,020		2000	Ongoing TC with mutual 2 months notice	105% of average BPI 4TC
ELENI P	Panamax	72,119		1997	TC ‘til Jan-16	Hire 97% of Average BPI 4TC
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘till March-15	$4,400
MONICA P	Handymax	46,667		1998	TC 'til March-15	$5,500 for the first 60 days, then $10,100
Vessels under construction (*)
Hull Number DY 160	Ultramax	63,500		2015	N/A
Hull Number DY 161	Ultramax	63,500		2016	N/A
Hull Number YZJ 1116	Kamsarmax	82,000		2015	4 years TC starting at delivery + 1 year at charterer’s option	$14,100 Option @ $14,350
Hull Number YZJ 1153	Kamsarmax	82,000		2016	N/A
Total Dry Bulk Vessels	9	629,540
Container Carriers
EVRIDIKI G (ex-MAERSK NOUMEA)	Intermediate	34,677	2,556	2001	TC ‘til April-15	$8,200
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til March-15	$7,000
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Mar-15	$6,900
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Mar-15	$6,950
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC 'til June-15	$7,750
MARINOS	Handy size	23,596	1,599	1993	TC ‘till Mar -15	$6,500
JOANNA	Handy size	22,301	1,732	1999	TC ‘till April - 15	$7,250
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Mar-15	$7,200
NINOS	Feeder	18,253	1,169	1990	TC ‘til Jun-15	$8,400
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Jul-15	$8,700
Total Container Carriers	10	262,988	17,587
Fleet Grand Total	19	892,528	17,587

Summary Fleet Data:

	Three months, ended December 31, 2013	Three months, ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2014
FLEET DATA
Average number of vessels (1)	14.00	15.00	14.56	14.60
Calendar days for fleet (2)	1,288.0	1,380.0	5,313.0	5,330.0
Scheduled off-hire days incl. laid-up (3)	0.8	0.0	127.6	85.0
Available days for fleet (4) = (2) - (3)	1,287.2	1,380.0	5,185.4	5,245.0
Commercial off-hire days (5)	0.6	91.0	167.8	105.1
Operational off-hire days (6)	15.4	7.5	56.7	13.5
Voyage days for fleet (7) = (4) - (5) - (6)	1,271.2	1,281.5	4,960.8	5,126.4
Fleet utilization (8) = (7) / (4)	98.8%	92.9%	95.7%	97.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	93.4%	96.8%	98.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.8%	99.5%	98.9%	99.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,923	7,823	7,945	7,534
Vessel operating expenses excl. drydocking expenses (12)	5,934	5,843	5,665	5,661
General and administrative expenses (13)	805	515	667	659
Total vessel operating expenses (14)	6,739	6,358	6,332	6,320
Drydocking expenses (15)	299	29	718	372

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Today, Friday, February 13, 2015 at 10:30 a.m. EST, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

A replay of the conference call will be available until February 20, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the Fourth Quarter and Full Year 2014 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended December 31,	Three Months Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2013	2014	2013	2014

Revenues
Voyage revenue	10,126,346	12,122,853	40,850,051	42,586,963
Related party revenue	60,000	60,000	240,000	240,000
Commissions	(513,207)	(634,123)	(1,936,381)	(2,192,626)
Net revenues	9,673,139	11,548,730	39,153,670	40,634,337

Operating expenses
Voyage expenses	151,845	2,097,601	1,537,898	3,963,181
Vessel operating expenses	6,436,706	6,869,558	25,191,250	25,279,087
Drydocking expenses	385,048	39,890	3,816,699	1,975,590
Depreciation	7,433,670	3,156,014	19,983,772	12,137,445
Management fees	1,206,258	1,193,116	4,891,024	4,894,559
Other general and administrative expenses	1,037,113	711,232	3,542,619	3,514,636
Net loss on sale of vessels	-	-	1,935,019	-
Impairment loss	78,207,462	3,500,000	78,207,462	3,500,000
Total operating expenses	94,858,102	17,567,411	139,105,743	55,264,498

Operating loss	(85,184,963)	(6,018,681)	(99,952,073)	(14,630,161)

Other income/(expenses)
Interest and finance cost	(426,247)	(587,438)	(1,845,776)	(2,152,187)
Loss on derivatives, net	(68,990)	(24,646)	(177,132)	(44,648)
Other investment income	196,196	275,104	196,196	987,604
Foreign exchange (loss) / gain	(12,742)	22,746	(10,143)	40,022
Interest income	76,611	61,280	387,292	422,240
Other expenses, net	(235,172)	(252,954)	(1,449,563)	(746,969)
Equity loss in joint venture	(695,167)	(680,769)	(2,023,191)	(2,541,775)
Net loss	(86,115,302)	(6,952,404)	(103,424,827)	(17,918,905)
Dividend Series B preferred shares	-	(396,791)	-	(1,440,100)
Net loss attributable to common shareholders	(86,115,302)	(7,349,195)	(103,424,827)	(19,359,005)
Loss, per share, basic and diluted	(1.89)	(0.13)	(2.28)	(0.35)
Weighted average number of shares, basic and diluted	45,617,130	57,219,248	45,442,841	54,794,181

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2013	December 31, 2014

ASSETS
Current Assets:
Cash and cash equivalents	11,400,237	25,411,420
Trade accounts receivable	1,879,151	2,189,986
Other receivables, net	1,440,833	844,720
Inventories	1,474,114	1,758,930
Restricted cash	462,415	294,093
Prepaid expenses	295,248	348,231
Total current assets	16,951,998	30,847,380

Fixed assets:
Vessels, net	105,463,737	111,150,227
Advances for vessels under construction	50,122	15,687,490
Long-term assets:
Restricted cash	7,400,000	7,700,000
Deferred charges, net	172,753	335,621
Deferred assets	165,678	-
Other investment	5,196,196	6,183,800
Investment in joint venture	21,215,870	18,674,094
Total long-term assets	139,664,356	159,731,232
Total assets	156,616,354	190,578,612

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	12,862,000	19,512,000
Trade accounts payable	2,336,952	2,369,983
Accrued expenses	1,002,445	1,060,797
Accrued dividends	13,050	-
Deferred revenue	996,599	803,649
Due to related company	903,478	1,145,808
Derivatives	697,889	297,992
Total current liabilities	18,812,413	25,190,229

Long-term liabilities:
Long term debt, net of current portion	32,782,000	34,745,000
Derivatives	319,859	779
Total long-term liabilities	33,101,859	34,745,779
Total liabilities	51,914,272	59,936,008

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 0 and 32,140 issued and outstanding respectively)	-	30,440,100
Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 45,723,255 and 57,157,313, respectively, issued and outstanding)	1,371,698	1,714,720
Additional paid-in capital	252,314,683	266,831,088
Accumulated deficit	(148,984,299)	(168,343,304)
Total shareholders' equity	104,702,082	100,202,504
Total liabilities and shareholders' equity	156,616,354	190,578,612

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Year Ended December 31,	Year Ended December 31,
	2013	2014

Cash flows from operating activities:
Net loss	(103,424,827)	(17,918,905)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation of vessels	19,983,772	12,137,445
Impairment loss	78,207,462	3,500,000
Amortization of deferred charges	145,825	137,032
Loss in investment in joint venture	2,023,191	2,541,775
Share-based compensation	568,334	510,114
Loss on sale of vessels	1,935,019	-
Unrealized gain on derivatives, net	(1,375,820)	(718,977)
Other income accrued	(196,196)	(987,604)
Changes in operating assets and liabilities	6,165,129	68,843
Net cash provided by / (used in) operating activities	4,031,889	(730,277)

Cash flows from investing activities:
Proceeds from sale of vessels	7,322,818	-
Contribution to joint venture	(6,250,000)	-
Purchase of a vessel	(5,978,062)	(21,323,935)
Advances for vessels under construction	(37,820)	(15,637,368)
Other investments	(5,000,000)	-
Change in retention accounts	463,596	168,322
Change in restricted cash	1,600,000	(300,000)
Net cash used in investing activities	(7,879,468)	(37,092,981)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	-	14,550,000
Proceeds from issuance of preferred stock, net	-	29,549,313
Offering expenses paid	(99,200)	(564,922)
Dividends paid	(2,090,944)	(13,050)
Loan arrangement fees paid	-	(299,900)
Proceeds from long-term debt	-	23,300,000
Repayment of long-term debt	(15,937,000)	(14,687,000)
Net cash (used in)/provided by financing activities	(18,127,144)	51,834,441

Net (decreases)/ increase in cash and cash equivalents	(21,974,723)	14,011,183
Cash and cash equivalents at beginning of year	33,374,960	11,400,237
Cash and cash equivalents at end of year	11,400,237	25,411,420

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net loss and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014
Net loss	(86,115,302)	(6,952,404)	(103,424,827)	(17,918,905)
Interest and finance costs, net (incl. interest income)	349,636	526,158	1,458,484	1,729,947
Depreciation	7,433,670	3,156,014	19,983,772	12,137,445
Net loss on sale of vessels	-	-	1,935,019	-
Unrealized and realized loss on derivatives, net	68,990	24,646	177,132	44,648
Impairment loss	78,207,462	3,500,000	78,207,462	3,500,000
Adjusted EBITDA	(55,544)	254,414	(1,662,958)	(506,865)

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014
Net cash flow provided by/(used in) operating activities	1,461,541	(2,034,113)	4,031,889	(730,277)
Changes in operating assets / liabilities	(1,462,105)	2,225,797	(6,165,129)	(68,843)
Realized loss on derivatives, net	217,850	79,563	1,552,953	763,625
Equity loss in joint venture and other investment income, net	(498,971)	(405,665)	(1,826,996)	(1,554,171)
Share-based compensation	(93,414)	(99,799)	(568,334)	(510,114)
Interest, net	319,555	488,631	1,312,659	1,592,915
Adjusted EBITDA	(55,544)	254,414	(1,662,958)	(506,865)

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / (loss) before interest, income taxes, depreciation, amortization, gain / loss in derivatives, gain / loss on sale of vessels and impairment loss. Adjusted EBITDA does not represent and should not be considered as an alternative to net income /(loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company's calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

 (All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2014
Net loss	(86,115,302)	(6,952,404)	(103,424,827)	(17,918,905)
Unrealized gain on derivatives, net	(148,860)	(54,917)	(1,375,820)	(718,977)
Realized loss on derivatives, net	217,850	79,563	1,552,953	763,625
Loss on sale of vessels, net	-	-	1,935,019	-
Impairment loss	78,207,462	3,500,000	78,207,462	3,500,000
Adjusted net loss	(7,838,850)	(3,427,758)	(23,105,213)	(14,374,257)
Preferred dividends	-	(396,791)	-	(1,440,100)
Adjusted net loss attributable to common shareholders	(7,838,850)	(3,824,549)	(23,105,213)	(15,814,357)
Adjusted net loss per share, basic and diluted	(0.17)	(0.07)	(0.51)	(0.29)
Weighted average number of shares, basic and diluted	45,617,130	57,219,248	45,442,841	54,794,181

Adjusted net loss and Adjusted net loss per share Reconciliation:

Euroseas Ltd. considers Adjusted net loss to represent net loss before gain / loss on derivatives, loss / gain on sale of vessels and impairment loss. Adjusted net loss and Adjusted net loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, loss/ gain on sale of vessels and impairment loss, which items may significantly affect results of operations between periods.

Adjusted Net loss and Adjusted net loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP, The Company's definition of Adjusted net loss and Adjusted net loss per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships. Euroseas` 5 drybulk carriers have a total cargo capacity of 338,540 dwt, its 10 containerships have a cargo capacity of 17,587 teu. The Company has also signed contracts for the construction of two Ultramax (63,500 dwt) fuel efficient drybulk carriers and two Kamsarmax (82,000 dwt) fuel efficient drybulk carriers. Including the four new-buildings, the total cargo capacity of the Company's drybulk vessels will be 629,540 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com